Exhibit 99.1

Workhorse Group Reports Third Quarter 2025 Results

CINCINNATI, November 10, 2025 – Workhorse Group, Inc. (Nasdaq: WKHS) (“Workhorse” or “the Company”), an American technology company focused on pioneering the transition to zero-emission commercial vehicles, today reported financial results for the third quarter ended September 30, 2025.

Management Commentary

“We continue to make important progress on our product roadmap at Workhorse,” said Company CEO Rick Dauch. “We recently announced the availability of the Utilimaster Aeromaster body for our W56 Class 5/6 step van, designed to enhance the flexibility, durability, efficiency, and safety of the W56 platform. This exciting new offering will enable us to deliver the performance and reliability of our step van in the traditional form factor that fleet operators already know and trust. During the third quarter we completed the sale of 15 trucks, in a combination of both Class 4 and 5 versions.”

Mr. Dauch added: “We are focused on completing our proposed transaction with Motiv to create a leading North American medium-duty electric truck OEM. By building on our complementary strengths, Workhorse and Motiv are positioned to win the medium-duty EV market as the long-term industry trend towards electrification continues. We are confident that this transaction will provide our shareholders with the opportunity to participate in the potential upside of the combined company, with a significant ownership stake.”

Executing Strategic and Financial Actions

●	Strategic Transaction with Motiv: On August 15, 2025, Workhorse entered into a definitive merger agreement to combine with Motiv Electric Trucks (“Motiv”) in a proposed transaction that will create a leading North American medium-duty electric truck OEM. Workhorse urges shareholders to vote for the merger, as well as the other proposals, before or at the Company’s Annual Meeting on November 12, 2025.

●	Securing Purchase Orders and Growing Customer Base: Through the quarter, Workhorse completed the sale of 15 trucks. The Company continued discussions to build additional order interest through its expansive dealer network.

●	Demonstrating Real-World Performance and Enhancing Flexibility of the W56: Workhorse continues to demonstrate the reliability and performance of its W56 platform with more than 42 vehicles operating in customer and partner fleets across diverse real-world routes. These vehicles delivered 97% uptime in daily last-mile operations.

During the third quarter, Workhorse advanced its product roadmap to broaden W56 application options. This work included the completion of integration, testing and validation efforts for the industry-standard aluminum Aeromaster walk-in body from Utilimaster. The new configuration expands the proven capabilities of the W56 product line.

●	Conserving Cash and Improving Liquidity: The Company took additional actions to reduce costs and conserve cash during the third quarter, decreasing operating expenses by $1.2 million year-over-year. Comparing year to date nine-month periods, operating expenses decreased $17.5 million in 2025 compared to 2024.

In connection with its proposed transaction with Motiv, Workhorse has benefitted from funding totaling approximately $25 million from Motiv’s controlling investor, including a $20 million sale leaseback transaction and $5 million secured convertible note financing. At closing of the merger, which is expected in the fourth quarter of this year, all remaining indebtedness and other obligations to Workhorse’s existing senior secured lender, including all warrants currently held by the lender, will be repaid and/or cancelled, with the only remaining secured indebtedness of the combined companies being the $5 million secured convertible note held by an affiliate of Motiv’s controlling investor, which may convert to equity in connection with post-closing financing. The transaction with Motiv also includes a condition to closing that entities affiliated with Motiv’s largest investor provide Workhorse with up to $20 million in debt financing at the closing.

Third Quarter Financial Results

Sales, net of returns and allowances, for the three months ended September 30, 2025 and 2024 were $2.4 million and $2.5 million, respectively. The decrease in sales of $0.1 million was primarily due to lower sales of approximately $2.3 million related to the sale of fewer trucks in 2025 compared to the same period in 2024, offset by an increase of $2.2 million related to the recognition of seven vehicles from deferred revenue.

Cost of sales for the three months ended September 30, 2025 and 2024 were $10.1 million and $6.6 million, respectively. The increase in cost of sales of $3.5 million was primarily a result of an increase in inventory excess and obsolescence reserve of $3.3 million.

Selling, general and administrative (“SG&A”) expenses for the three months ended September 30, 2025 and 2024 were $7.8 and $7.7 million, respectively. The increase in SG&A of $0.1 million was primarily driven by a $3.6 million increase in consulting and legal expenses due to the proposed Motiv merger, offset by a $2.9 million decrease in employee compensation and related expenses, a decrease of $0.2 million in marketing and trade show related expenses, and a decrease of $0.3 million in IT-related expenses.

Research and development (“R&D”) expenses for three months ended September 30, 2025 and 2024 were $1.1 million and $2.3 million, respectively. The decrease in R&D expenses of $1.2 million was primarily driven by a $0.3 million decrease in employee compensation and related expenses due to lower headcount, a $0.5 million decrease in prototype part expenses and a $0.3 million decrease in consulting and professional services expenses.

Interest expense, net for the three months ended September 30, 2025 and 2024 was $0.2 million and $3.0 million, respectively. The difference was primarily driven by higher financing fees related to the 2024 Notes recognized in the prior year period compared to current period.

As of September 30, 2025, the estimated fair value of the notes held by Workhorse’s existing senior secured lender (the “2024 Notes”) totaled $27.1 million and the estimated fair value of the Convertible Note from Motiv’s controlling investor was $5.1 million. During the three months ended September 30, 2025, Workhorse’s existing senior secured lender converted $19.0 million in principal into Common Stock, and the Company recorded a $1.4 million fair value net loss on conversion.

As of September 30, 2025, the estimated fair value of the warrants held by Workhorse’s existing senior secured lender (the “2024 Warrants”) totaled $10.0 million. For the three months ended September 30, 2025 and 2024, the Company recorded a net fair value loss of $6.8 million and $2.6 million, respectively, related to the 2024 Warrants.

During the three months ended September 30, 2025, the Company recognized a gain on sale of assets of $13.8 million primarily related to the Sale Leaseback of its Union City, IN Facility.

During the three months ended September 30, 2025, the Company recognized a gain of $4.8 million related to deferred revenue upon termination of the Tropos Assembly Services Agreement.

As of September 30, 2025, the Company had $12.7 million in cash and cash equivalents and $25.5 million in restricted cash, net accounts receivable of $1.2 million, other receivables of $1.5 million, net inventory of $30.0 million and accounts payable of $11.2 million.

The proposed transaction with Motiv includes a condition to closing that entities affiliated with Motiv’s largest investor provide Workhorse with up to $20 million in debt financing at closing. Approximately $10 million is to be made available after the closing for general corporate purposes pursuant to a revolving credit facility, and $10 million is to be made available after the closing to fund vehicle manufacturing upon the receipt of confirmed purchase orders pursuant to an ABL facility. The terms of this financing have not been finalized.

Third Quarter Financial Overview

“Our proposed transaction with Motiv will provide Workhorse with a simplified capital structure and the near-term liquidity to support our operations through the proposed transaction close,” said Workhorse CFO Bob Ginnan. “We continue to take additional steps to extend our financial runway and efficiently manage our cash flow by reducing operating costs and improving working capital needs. We are confident in our ability to generate additional purchase orders and revenue from our customers while strengthening our financial position, and we look forward to completing the proposed transaction with Motiv.”

Conference Call

Workhorse management will hold a conference call tomorrow, November 11, 2025, at 10:00 a.m. Eastern time (7:00 a.m. Pacific time) to discuss these results and answer related questions.

U.S. dial-in: 877-407-8289
International dial-in: 201-689-8341

Please call the conference telephone number 10 minutes prior to the start time. An operator will register your name and organization. If you have any difficulty connecting with the conference call, please contact Gateway Group at 949-574-3860.

The conference call will be broadcast live and available for replay here and via the Investor Relations section of Workhorse’s website.

A telephonic replay of the conference call will be available after 1:00 p.m. Eastern time on the same day through November 18, 2025.

Toll-free replay number: 877-660-6853
International replay number: 201-612-7415
Replay ID: 13757041

About Workhorse Group Inc.

Workhorse Group Inc. (Nasdaq: WKHS) is a technology company focused on pioneering the transition to zero-emission commercial vehicles. Workhorse designs and builds its vehicles in the United States at the Workhorse Ranch in Union City, Indiana. The company’s best-in-class vehicles are designed for last-mile delivery, medium-duty operations, and a growing range of specialized applications.

Additional Information and Where to Find It

Workhorse has filed with the U.S. Securities and Exchange Commission (the “SEC”) a definitive proxy statement on Schedule 14A (the “Definitive Proxy Statement”) and a proxy card with respect to its solicitation of proxies for Workhorse’s 2025 Annual Meeting of Stockholders (the “Annual Meeting”). The Definitive Proxy Statement contains important information about the matters to be voted on at the Annual Meeting. STOCKHOLDERS OF WORKHORSE ARE URGED TO READ THESE MATERIALS CAREFULLY AND IN THEIR ENTIRETY (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS THAT WORKHORSE HAS FILED OR WILL FILE WITH THE SEC BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT WORKHORSE AND THE MATTERS TO BE VOTED ON AT THE ANNUAL MEETING. Stockholders are able to obtain a free copy of the Proxy Statement and other relevant documents once such documents are filed with the SEC from the SEC’s website at www.sec.gov, or by directing a request by mail to Workhorse Group Inc., 3600 Park 42 Drive, Suite 160E, Sharonville, Ohio 45241, or from the Workhorse’s website at www.ir.workhorse.com.

Participants in the Solicitation

Workhorse and certain of its directors and officers may be deemed to be “participants” in the solicitation of proxies in respect of the matters to be considered about the Annual Meeting. Information concerning the directors and officers of Workhorse and interests of the persons who may be considered “participants” in the solicitation is set forth in Amendment No. 1 to Workhorse’s Annual Report on Form 10-K for the year ended December 31, 2024, including under the headings “Item 10. Directors, Executive Officers and Corporate Governance”, “Item 11. Executive Compensation”, “Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters” and “Item 13. Certain Relationships and Related Transactions, and Director Independence”, filed with the SEC on April 30, 2025, and available at https://www.sec.gov/ix?doc=/Archives/edgar/data/1425287/000121390025037631/ea0239686-10ka1_workhorse.htm. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the proxy statement carefully when it becomes available before making any voting or investment decisions. Copies of these documents can be obtained, without charge, at the SEC’s website at www.sec.gov, or by directing a request to Workhorse at the address above, or at www.ir.workhorse.com.

Cautionary Note Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of Section 21E of the Exchange Act, and the Private Securities Litigation Reform Act of 1995, as amended. All statements other than statements of historical fact included or incorporated by reference in this communication, including, among other things, statements regarding the proposed merger transaction between Workhorse and Motiv, future events, plans and anticipated results of operations, business strategies, the anticipated benefits of the proposed transaction, the anticipated impact of the proposed transaction on the combined company’s business and future financial and operating results, the expected amount and timing of synergies from the proposed transaction, the anticipated closing date for the proposed transaction and other aspects of the combined company’s operations or operating results are forward-looking statements. Forward-looking statements may be identified by the use of the words “believe”, “plan”, “expect”, “estimate”, “budget”, “schedule”, “forecast”, “intend”, “anticipate”, “target”, “project”, “contemplate”, “predict”, “potential”, or “continue”, and similar words or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “should”, “might”, “will” or “will be taken”, “occur” or “be achieved”. However, the absence of these words does not mean that the statements are not forward-looking. Where, in any forward-looking statement, Workhorse expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to be reasonable at the time such forward-looking statement is made. However, these statements are not guarantees of future performance and involve certain risks, uncertainties and other factors beyond the parties’ control. Therefore, actual outcomes and results may differ materially from what is expressed or forecast in the forward-looking statements.

The following risks and uncertainties, among others, could cause actual results or events to differ materially from those described in forward-looking statements: the parties’ ability to successfully integrate their businesses and technologies, which may result in the combined company not operating as effectively and efficiently as expected; the risk that the expected benefits and synergies of the proposed transaction may not be fully achieved in a timely manner, or at all; the risk associated with Workhorse’s ability to obtain the approval of its shareholders required to consummate the proposed transaction and the timing of the closing of the proposed transaction, including the risk that the conditions to the transaction are not satisfied on a timely basis or at all or the failure of the transaction to close for any other reason or to close on the anticipated terms; the risk that any regulatory approval, consent or authorization that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; the occurrence of any event, change or other circumstance that could give rise to the termination of the proposed transaction; unanticipated difficulties, liabilities or expenditures relating to the transaction; the effect of the announcement, pendency or completion of the proposed transaction on the parties’ business relationships and business operations generally; the effect of the announcement or pendency of the proposed transaction on Workhorse’s common stock prices and uncertainty as to the long-term value of the combined company’s common stock; risks that the proposed transaction disrupts current plans and operations of the parties and their respective management teams and potential difficulties in hiring or retaining employees as a result of the proposed transaction; our ability to develop and manufacture our product portfolio, including the W4 CC, W750, and W56 and other programs; our ability to attract and retain customers for our existing and new products; ongoing and anticipated changes in the U.S. political environment, including those resulting from the new Presidential Administration, control of Congress, and changes to regulatory agencies; the implementation of changes to the existing tariff regime by the new Presidential Administration and measures taken in response to such tariffs by foreign governments; risks associated with obtaining orders and executing upon such orders; the unavailability, reduction, elimination or adverse application of government subsidies and incentives or any challenge to or failure by the federal government, states or other governmental entities to adopt or enforce regulations such as the California Air Resource Board’s Advanced Clean Fleet regulation; changes in attitude toward environmental, social, and governance matters among regulators, investors, and parties with which we do business; supply chain disruptions, including constraints on steel, semiconductors and other material inputs and resulting cost increases impacting us, our customers, our suppliers or the industry; our ability to capitalize on opportunities to deliver products to meet customer requirements; our limited operations and need to expand and enhance elements of our production process to fulfill product orders; our general inability to raise additional capital to fund our operations and business plan; our ability to receive sufficient proceeds from our current and any future financing arrangements to meet our immediate liquidity needs and the potential costs, dilution and restrictions resulting from any such financing; our ability to maintain compliance with the listing requirements of the Nasdaq and the impact of any steps we have taken, including reverse splits of our common stock, on our operations, stock price and future access to funds; our ability to protect our intellectual property; market acceptance of our products; our ability to obtain sufficient liquidity from operations and financing activities to continue as a going concern and, our ability to control our expenses; the effectiveness of our cost control measures and impact such measures could have on our operations, including the effects of furloughing employees; potential competition, including without limitation shifts in technology; volatility in and deterioration of national and international capital markets and economic conditions; global and local business conditions; acts of war (including without limitation the conflicts in Ukraine and the Middle East) and/or terrorism; the prices being charged by our competitors; our inability to retain key members of our management team; our inability to satisfy our customer warranty claims; the outcome of any regulatory or legal proceedings, including with Coulomb Solutions Inc.; our ability to realize the benefits of the sale and leaseback transaction of our Union City Facility; and other risks and uncertainties and other factors discussed from time to time in our filings with the SEC.

Additional information on these and other factors that may cause actual results and Workhorse’s performance to differ materially is included in Workhorse’s periodic reports filed with the SEC, including, but not limited to, Workhorse’s Annual Report on Form 10-K for the year ended December 31, 2024, including those factors described under the heading “Risk Factors” therein, and Workhorse’s subsequent Quarterly Reports on Form 10-Q. Copies of Workhorse’s filings with the SEC are available publicly on the SEC’s website at www.sec.gov or may be obtained by contacting Workhorse. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. These forward-looking statements are made only as of the date hereof, and Workhorse undertakes no obligations to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

No offering of securities will be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, or an exemption therefrom.

Workhorse Group Inc.

Condensed Consolidated Balance Sheets

	September 30, 2025	December 31, 2024
Assets
Current assets:
Cash and cash equivalents	$12,726,147	$4,119,938
Restricted cash	25,475,596	525,000
Accounts receivable, less allowance for credit losses of $0.2 million and $0.3 million as of September 30, 2025 and December 31, 2024, respectively	1,151,976	537,536
Other receivables, net	1,460,100	544,436
Inventory, net	29,999,387	41,839,020
Prepaid expenses and other current assets	2,148,595	5,865,890
Total current assets	72,961,801	53,431,820
Property, plant and equipment, net	21,120,568	32,976,581
Operating lease right-of-use assets, net	22,236,613	3,247,548
Finance lease right-of-use assets, net	—	4,008,510
Other assets	416,310	176,310
Total Assets	$116,735,292	$93,840,769
Liabilities
Current liabilities:
Accounts payable	$11,225,948	$11,509,149
Accrued liabilities and other current liabilities	7,127,368	8,731,915
Deferred revenue	1,057,000	6,350,581
Warranty liability	1,209,129	861,409
Operating lease liability - current portion	2,707,209	984,407
Finance lease liability - current portion	—	528,023
Warrant liability at fair value	9,983,695	5,778,660
Convertible notes at fair value	27,119,114	10,491,792
Total current liabilities	60,429,463	45,235,936
Convertible note at fair value - long-term	5,148,000	—
Operating lease liability - long-term	19,087,603	4,295,743
Financing lease liability - long-term	—	21,165
Total Liabilities	84,665,066	49,552,844
Commitments and contingencies
Stockholders’ Equity:
Common stock, par value $0.001 per share, 36,000,000 shares authorized, 21,277,037 shares issued and outstanding as of September 30, 2025 and 3,843,341 shares issued and outstanding as of December 31, 2024*	21,276	3,843
Additional paid-in capital *	928,660,494	897,642,626
Accumulated deficit	(896,611,544)	(853,358,544)
Total stockholders’ equity	32,070,226	44,287,925
Total Liabilities and Stockholders’ Equity	$116,735,292	$93,840,769

*	Periods presented have been adjusted to reflect the 2024 reverse stock split (1-for-20), which was effective June 17, 2024 and the 2025 reverse stock split (1-for-12.5) which was effective March 17, 2025. Additional information regarding the reverse stock splits may be found in Note 1 – Summary of Business and Significant Accounting Principles to these Condensed Consolidated Financial Statements in this Quarterly Report on Form 10-Q.

See accompanying notes to the Condensed Consolidated Financial Statements.

Workhorse Group Inc.

Condensed Consolidated Statements of Operations

(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2025	2024	2025	2024
Sales, net of returns and allowances	$2,384,998	$2,509,717	$8,695,389	$4,691,451
Cost of sales	10,092,624	6,642,549	28,308,743	21,386,676
Gross loss	(7,707,626)	(4,132,832)	(19,613,354)	(16,695,225)
Operating expenses
Selling, general and administrative	7,770,633	7,722,014	20,399,242	33,883,844
Research and development	1,077,631	2,313,423	3,852,998	7,834,113
Total operating expenses	8,848,264	10,035,437	24,252,240	41,717,957
Loss from operations	(16,555,890)	(14,168,269)	(43,865,594)	(58,413,182)
Interest expense, net	(167,909)	(3,003,460)	(6,002,383)	(6,196,858)
Change in fair value of convertible notes	(2,867,041)	(5,314,353)	(7,781,029)	(8,912,278)
Change in fair value of warrants	(6,838,103)	(2,649,477)	(4,205,035)	(7,089,027)
Gain on sale of assets	13,805,791	—	13,805,791	—
Other income	4,795,250	—	4,795,250	—
Loss before provision for income taxes	(7,827,902)	(25,135,559)	(43,253,000)	(80,611,345)
Provision for income taxes	—	—	—	—
Net loss	$(7,827,902)	$(25,135,559)	$(43,253,000)	$(80,611,345)

Net loss per share of common stock
Basic and Diluted*	$(0.50)	$(19.00)	$(4.49)	$(62.70)

Weighted average shares used in computing net loss per share of common stock
Basic and Diluted*	15,537,878	1,323,168	9,632,187	1,285,725

*	Periods presented have been adjusted to reflect the 2024 reverse stock split (1-for-20), which was effective June 17, 2024 and the 2025 reverse stock split (1-for-12.5) which was effective March 17, 2025. Additional information regarding the reverse stock splits may be found in Note 1 – Summary of Business and Significant Accounting Principles to these Condensed Consolidated Financial Statements in this Quarterly Report on Form 10-Q.

See accompanying notes to the Condensed Consolidated Financial Statements.